SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 15, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Explanatory Note

This Form 6-K/A is being filed to amend KT Corporation’s filing of Form 6-K on February 8, 2024 related to its Decision to Retire Treasury Shares. KT Corporation is changing the number of shares to be retired.

Report on Amendment of Decision to Retire Treasury Shares

1.	Related Prior SEC Disclosure: 6-K Decision to Retire Treasury Shares (February 8, 2024)

2.	Item to Report: Change in number of shares to be retired

3.	Reason for Amendment: Completion of share repurchase

4.	Details of Amendment

Item	Before Amendment	After Amendment

1. Estimated number of shares to be retired	715,985 common shares	695,775 common shares

4. Estimated total amount of retirement (KRW)	27,100,032,250	27,100,060,600

5. Buyback period for the retirement—Date of Completion	May 7, 2024	March 15, 2024

7. Expected date of retirement	-	March 25, 2024

10. Additional Details Relevant to Investment Consideration

(Omitted)

•  Item 1 above is calculated based on the closing price (KRW 37,850) of the Company’s shares on February 6, 2024, which is the day before the resolution by the Board of Directors. The number of shares to be retired and the retirement amount may change pursuant to changes in the Company’s share price.

•  Item 4 above is based on the amount of retirement specified under the resolution of the Board of Directors passed on the current day.

•  Details on Item 6 above are included in today’s filing of ‘Decision to Acquire Treasury Shares’.

•  Regarding Item 7, all treasury stocks acquired will be fully retired, and details are included in today’s filing of ‘Decision to Acquire Treasury Shares’.

(Omitted)

•  Item 1 above has been changed to 695,775 shares due to share price fluctuations during the period of treasury share acquisition.

•  Item 4 above has been changed to the total amount of treasury share acquired through on-market purchases during the period of treasury share acquisition. For further detail regarding the treasury share acquisition, please refer to the 6-K filing titled <Result of Acquisition of Treasury Shares> disclosed on the same day.

•  Item 5 above refers to the settlement date of the final transaction for treasury share acquisition.

•  Item 7 above refers to the date of completion of treasury share retirement.